Tower One Wireless Corp 600 – 535 Howe Street Vancouver, BC V6C 2Z4 Canada

TOWER ONE ANNOUNCES THE SALE OF A
SELECT PORTFOLIO OF TOWERS IN MEXICO

July 14, 2020 - VANCOUVER, BC, CANADA - TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) ("Tower One" or the "Company") announced today the sale of a select portfolio of towers in Mexico for US$ 2.8 million.

The transaction includes 28 towers for $2.8 million in cash. The Company will remain in the tower business as a developer and operator of towers. Tower One expects to receive new assignments for immediate commencement of construction during the third quarter of 2020.

"This is a great example of how we continue to optimize our balance sheet and maximize liquidity while we continue to support the construction demand of our customers. Liquidity during the impact of the COVID-19 pandemic in the economy is crucial to continue to operate efficiently. The proceeds of this sale  are  reinvested  in our  business  so  we can  continue  to  serve  customers  and  add  value  to shareholders." said Alejandro Ochoa, CEO of Tower One.

About Tower One

Tower One Wireless Corp.'s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure ("towers") in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications

Tel: +1 917 546 3016

E-mail: info@toweronewireless.com

Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as "may", "expect", "estimate", "anticipate", "intend", "believe" and "continue" or the negative thereof or similar variations.  Forward-looking  statements  in  this  news release  include  statements  regarding  the Company's anticipation of stronger market demands for its BTS towers in 2020 and thereafter. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both  general  and  specific  that  contributes  to  the possibility that  the predictions, estimates, forecasts, projections and other forward-looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.

1